Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-184193
Dated April 16, 2014

Invesco PowerShares
PowerShares Xchange Traded Notes
HOME | POWERSHARES ETNs | ABOUT ETNs | LITERATURE | CONTACT

JAPANESE GOVERNMENT BONDS

JGBT | PowerShares DB **3x Japanese Govt Bond Futures** ETN
JGBL | PowerShares DB **Japanese Govt Bond Futures** ETN
JGBS | PowerShares DB **Inverse Japanese Govt Bond Futures** ETN
JGBD | PowerShares DB **3x Inverse Japanese Govt Bond Futures** ETN

The PowerShares DB 3x Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBT), PowerShares DB Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBL) (collectively, the "PowerShares DB JGB Futures ETNs") and the PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBS) and PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes (Symbol: JGBD) (collectively, the "PowerShares DB Inverse JGB Futures ETNs", together with the PowerShares DB JGB Futures ETNs, the "ETNs") provide investors with leveraged or unleveraged exposure to the U.S. dollar value of the returns of a long Japanese sovereign bond futures index or a short Japanese sovereign bond futures index, respectively.

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch.

The PowerShares DB JGB Futures ETNs are based on the DB USD JGB Futures Index (the "Long JGB Futures Index"), which is intended to measure the performance of a notional long position in 10-year JGB Futures. The PowerShares DB Inverse JGB Futures ETNs are based on the DB USD Inverse JGB Futures Index (the "Short JGB Futures Index"), which is intended to measure the performance of a notional short position in 10-year JGB Futures. The underlying assets of 10-year JGB Futures are Japanese-government issued debt securities ("JGBs") with a remaining term to maturity of not less than 7 years and not more than 11 years as of their issue date and the futures contract delivery date. The returns of each ETN are obtained by combining the monthly returns or three times the monthly returns from the relevant JGB futures index with the returns of the DB 3-Month T-Bill Index (the "TBill Index"), less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

JGB Futures: Fact Sheet | Prospectus

Inverse JGB Futures: Fact Sheet | Prospectus

Download Historical Repurchase Value

Financial Details

	JGBL	JGBT	JGBS	JGBD
Last Update	4/15/2014 2:03 PM EST	4/15/2014 3:58 PM EST	4/15/2014 3:12 PM EST	4/15/2014 12:44 PM EST
Price	21.16	23.86	18.78	16.75
Indicative Intra-day Value	21.24	24.19	18.79	16.71

Last End of Day Repurchase Value[1]	21.2331	24.1788	18.7938	16.7165
Last Date for End of Day Value	4/15/2014	4/15/2014	4/15/2014	4/15/2014

ETN & Index Data

Ticker Symbols

3x JGB Futures	JGBT
JGB Futures	JGBL
Inverse JGB Futures	JGBS
3x Inverse JGB Futures	JGBD

Intraday Indicative Value Symbols

3x JGB Futures	JGBTIV
JGB Futures	JGBLIV
Inverse JGB Futures	JGBSIV
3x Inverse JGB Futures	JGBDIV

CUSIP Symbols

3x JGB Futures	25154W209
JGB Futures	25154W308
Inverse JGB Futures	25154P170
3x Inverse JGB Futures	25154P188

Details

ETN price at inception	$20.00
Inception date	3/22/2011
Inception date (Inverse)	11/08/2011
Maturity date	3/31/2021
Maturity date (Inverse)	11/30/2021
Yearly investor fee (JGBT)	0.95%
Yearly investor fee (JGBL)	0.50%
Yearly investor fee (JGBS)	0.50%
Yearly investor fee (JGBD)	0.95%
Leverage Reset Frequency	Monthly
Listing exchange	NYSE Arca
DB USD JGB Futures Index	DBBNJGBL
DB USD Inverse JGB Futures Index	DBBNJGBS

Issuer

Deutsche Bank AG, London Branch
Senior Unsecured Obligations

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right
- Potential lack of liquidity

Benefits

- Leveraged or unleveraged long or short notes
- Relatively low cost
- Intraday access
- Listed

Long ETN & Index History(%)

As of 3/31/2014	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Japanese Government Bond	0.43	1.88	-	-	1.81
3x Japanese Government Bond	1.57	6.12	-	-	5.92
ETN Market Price[2]					
Japanese Government Bond	0.19	1.88	-	-	0.89
3x Japanese Government Bond	1.14	5.85	-	-	2.79
Index History					
Long JGB Futures Index	0.89	2.34	-	-	2.27
Comparative Indexes[3]					
S&P 500 Index	21.86	14.66	-	-	15.38
Barclays U.S. Aggregate	-0.10	3.75	-	-	3.63

Short ETN & Index History(%)

As of 3/31/2014	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Repurchase Value[1]					
Inverse JGB Futures	-1.51	-	-	-	-2.44
3x Inverse JGB Futures	-4.25	-	-	-	-6.88
ETN Market Price[2]					
Inverse JGB Futures	-1.72	-	-	-	-0.98
3x Inverse JGB Futures	-4.37	-	-	-	-2.83
Index History					
Short JGB Futures Index	-1.10	-2.48	-	-	-2.02
Comparative Indexes[3]					
S&P 500 Index	21.86	14.66	-	-	21.88
Barclays U.S. Aggregate	-0.10	3.75	-	-	1.89

Index Weights

As of 4/15/2014

Contract	Contract Expiry Date	Weight (%)
JPN 10Y BOND FUTURE	6/11/2014	100.00

Source: Invesco PowerShares, Bloomberg L.P.

[1] ETN repurchase value performance figures reflect repurchase value, which would require investors to have a minimum number of shares (found in pricing supplement). Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Investors holding less than the minimum number of shares required to effect a repurchase would have to sell their shares at prevailing market prices, which may be at a discount to the repurchase value. See "ETN Market Price" in this table. ETN repurchase value is based on a combination of three times the monthly returns, for the 3x JGB
Futures ETNs, or the monthly returns, for the JGB Futures ETNs, from the Long
JGB Futures Index plus the monthly returns from the T-Bill Index and three times the monthly returns, for the 3x Inverse JGB Futures ETNs, or the monthly returns, for the Inverse JGB Futures ETNs, from the Short JGB Futures Index plus the monthly returns from the T-Bill Index, resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States
Treasury bills on a rolling basis.

Short JGB Futures Index history and the Long JGB Futures Index history is for illustrative purposes only and does not represent actual performance of
PowerShares DB Inverse JGB Futures ETNs and PowerShares DB JGB Futures ETNs,
respectively. The inception date of the Long JGB Futures Index and the Short
JGB Futures Index is September 20, 2010.

PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.

(2)ETN market price performance is calculated using the change in the bid/ask midpoint at 4 p.m. ET expressed as a percentage change from the beginning to the end of the specified time period.

(3)The SandP 500([R]) Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays U.S. Aggregate Index is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market.
Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index.

Important Risk Considerations
Each security offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns.
Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London
Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity

or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the
ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

The ETNs provide concentrated exposure to notional positions in 10-year JGB futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, changes in currency exchange rates, and monetary and other governmental actions, each in the U.S. or Japan.

The 3x JGB Futures ETN and the 3x Inverse JGB Futures ETN are leveraged investments. As such, they are likely to be more volatile than unleveraged investments. There is also a greater risk of loss of principal associated with leveraged investments than with unleveraged investments.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors"
in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
www.dbxus.com or EDGAR on the SEC website at www.sec.gov. Alternatively, you
may request a prospectus by calling 800.983.0903 | 877.369.4617, or you may
request a copy from any dealer participating in this offering.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management
LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco
Distributors, Inc. nor Invesco PowerShares is affiliated with Deutsche Bank.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

An investor should consider the securities' investment objective, risks, charges and expenses carefully before investing.